UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2011

Commission File Number 001-33922

DRYSHIPS INC.

80 Kifissias Avenue
Amaroussion 15125, Athens Greece
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the Notice of Annual General Meeting of Shareholders and Proxy Statement of DryShips Inc (the "Company") in connection with the Company's 2011 Annual General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRYSHIPS INC.

Dated: August 11, 2011	By: /s/George Economou
George Economou
Chief Executive Officer

Exhibit 1

                   August 10, 2011

TO THE SHAREHOLDERS OF

DRYSHIPS INC.

Enclosed is a Notice of the 2011 Annual General Meeting of Shareholders (the "Meeting") of DryShips Inc. (the "Company"), which will be held at the Company's offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on September 13, 2011 at 1:00 p.m. local time, and related materials.  The Notice of the 2011 Annual General Meeting of Shareholders and related materials can also be found at http://drys.agmdocuments.com/ASM2011.html.

At the Meeting, shareholders of the Company will consider and vote upon proposals:

1	To elect three Class A Directors to serve until the 2014 Annual General Meeting of Shareholders ("Proposal One");

2	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2011 ("Proposal Two"); and

3	To transact such other business as may properly come before the Meeting or any adjournment thereof.

Adoption of Proposal One requires the affirmative vote of a plurality of the votes cast at the Meeting by the holders of shares of stock entitled to vote thereon and the adoption of Proposal Two requires the affirmative vote of a majority of the shares of stock represented at the Meeting.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on August 5, 2011.

If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

The company's annual report, which contains the company's audited financial statements for the fiscal year ended December 31, 2010, is available on the company's website at www.dryships.com and can also be found at http://drys.agmdocuments.com/asm2011.html.  Any shareholder may receive a hard copy of the company's annual report, free of charge upon request.

Very truly yours,

George Economou
Chairman Chief Executive Officer and President

DRYSHIPS INC.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 13, 2011

NOTICE IS HEREBY given that the 2011 Annual General Meeting of Shareholders (the "Meeting") of DryShips Inc. (the "Company") will be held at the Company's offices located at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece on September 13, 2011 at 1:00 p.m. local time, for the following purposes, of which items 1 and 2 are more completely set forth in the accompanying Proxy Statement:

1	To elect three Class A Directors to serve until the 2014 Annual General Meeting of Shareholders ("Proposal One");

2	To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A., as the Company's independent auditors for the fiscal year ending December 31, 2011 ("Proposal Two"); and

3	To transact such other business as may properly come before the Meeting or any adjournment thereof.

The board of directors has fixed the close of business on August 5, 2011 as the record date for the determination of the shareholders entitled to receive notice and to vote at the Meeting or any adjournment thereof.

You are cordially invited to attend the Meeting in person.  All shareholders must present a form of personal photo identification in order to be admitted to the Meeting. In addition, if your shares are held in the name of your broker, bank or other nominee and you wish to attend the Meeting, you must bring an account statement or letter from the broker, bank or other nominee indicating that you were the owner of the shares on August 5, 2011.

If you attend the Meeting, you may revoke your proxy and vote your shares in person.  If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH DOES NOT REQUIRE POSTAGE IF MAILED IN THE UNITED STATES.  THE VOTE OF EVERY SHAREHOLDER IS IMPORTANT AND YOUR COOPERATION IN RETURNING YOUR EXECUTED PROXY PROMPTLY WILL BE APPRECIATED.  ANY SIGNED PROXY RETURNED AND NOT COMPLETED WILL BE VOTED BY MANAGEMENT IN FAVOR OF ALL PROPOSALS PRESENTED IN THE PROXY STATEMENT.

The Company's 2010 Annual Report, which contains the Company's audited financial statements for the fiscal year ended December 31, 2010, is available on the Company's website at www.dryships.com.  Any shareholder may receive a hard copy of the Company's 2010 Annual Report, free of charge upon request. This Notice of the Meeting, the Proxy Statement and related materials, including the Company's Annual Report, can also be found at http://drys.agmdocuments.com/ASM2011.html.

By Order of the Board of Directors
Iro Bei Secretary

August 10, 2011
Athens, Greece

______________________

PROXY STATEMENT

FOR

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON SEPTEMBER 13, 2011
________________________

INFORMATION CONCERNING SOLICITATION AND VOTING

GENERAL

The enclosed proxy is solicited on behalf of the board of directors of DryShips Inc., a Marshall Islands corporation (the "Company"), for use at the 2011 Annual General Meeting of Shareholders to be held on September 13, 2011 at the Company's offices located at 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece at 1:00 p.m. local time, or at any adjournment or postponement thereof (the "Meeting"), for the purposes set forth herein and in the accompanying Notice of Annual General Meeting of Shareholders.  This Proxy Statement and the accompanying form of proxy are expected to be mailed to shareholders of the Company entitled to vote at the Meeting on or about August 10, 2011. These materials can also be found at http://drys.agmdocuments.com/ASM2011.html.

VOTING RIGHTS AND OUTSTANDING SHARES

On August 5, 2011 (the "Record Date"), the Company had outstanding 399,151,783shares of common stock, par value $0.01 per share (the "Common Shares") and 31,923,010 shares of Series A Convertible Preferred Stock, par value $0.01 per share (the "Preferred Shares" and, together with the Common Shares, the "Voting Shares").  Each shareholder of record at the close of business on the Record Date is entitled to one vote for each Voting Share then held.  One or more shareholders representing at least a majority of the Voting Shares issued and outstanding and entitled to vote at the Meeting, whether represented in person or by proxy, shall be a quorum for the purposes of the Meeting.  The Voting Shares represented by any proxy in the enclosed form will be voted in accordance with the instructions given on the proxy if the proxy is properly executed and is received by the Company prior to the close of voting at the Meeting or any adjournment or postponement thereof.  Any proxies returned without instructions will be voted FOR the proposals set forth on the Notice of Annual General Meeting of Shareholders.

In the event that a quorum is not present at the Meeting or, even if a quorum is so present, in the event that sufficient votes in favor of the positions recommended by the board of directors on the proposals described in this Proxy Statement are not timely received, the majority of shares present at the Meeting in person or by proxy shall have the power to adjourn the Meeting. If the Meeting is adjourned for reasons other than a lack of quorum, no further notice of the adjourned Meeting will be required other than announcement at the Meeting of the time and place to which the Meeting is adjourned in order to permit further solicitation of proxies.

The Common Shares are listed on The NASDAQ Global Select Market under the symbol "DRYS."  The Preferred Shares are not listed on any securities exchange or other regulated market.

REVOCABILITY OF PROXIES

A shareholder giving a proxy may revoke it at any time before it is exercised.  A proxy may be revoked by filing with the Secretary of the Company at the Company's registered office, 80 Kifissias Avenue, GR 151 25 Marousi, Athens, Greece, a written notice of revocation by a duly executed proxy bearing a later date, or by attending the Meeting and voting in person. If your shares are held in the name of your broker, bank or other nominee and you intend to vote in person at the Meeting, you must present a legal proxy from your bank, broker or other nominee in order to vote.  Shareholders should speak to their brokers, banks or other nominees in whose custody their shares are held for additional information.

PROPOSAL ONE

ELECTION OF DIRECTORS

The Company has seven directors on the board of directors, which is divided into three classes.  As provided in the Company's Amended and Restated Articles of Incorporation, each director is elected to serve for a three-year term and until such director's successor is duly elected and qualified, except in the event of his death, resignation, removal or earlier termination of his term of office.  The term of our Class A Directors expires at the Meeting.  Accordingly, the board of directors has nominated George Economou, Harry Karames and Vassilis Karamitsanis, each a Class A Director, for election as Class A Directors whose term would expire at the Company's 2014 Annual General Meeting of Shareholders.

Unless the proxy is marked to indicate that such authorization is expressly withheld, the persons named in the enclosed proxy intend to vote the shares authorized thereby FOR the election of the following nominees.  It is expected that the nominees will be able to serve, but if any such nominee is unavailable, the persons named in the accompanying proxy will vote for the election of such substitute nominee as the current board of directors may recommend.

Nominee for Election to the Company's Board of Directors

Information concerning the nominees for director of the Company is set forth below:

Name	Age	Position
George Economou	58	Class A Director
Harry Karames	56	Class A Director
Vassilis Karamitsanis	35	Class A Director

Certain biographical information about the nominees is set forth below.

George Economou has over 30 years of experience in the maritime industry and has served as the Company's Chairman, President and Chief Executive Officer since its incorporation in 2004. He successfully took the Company public in February 2005, on NASDAQ under the trading symbol: DRYS. Mr. Economou has overseen the Company's growth into one of the largest U.S. listed shipping companies. The company subsequently invested in and developed Ocean Rig UDW Inc., or Ocean Rig UDW, an owner of rigs and ships involved in ultra-deep water drilling. Mr. Economou is the Chairman, President and Chief Executive Officer of Ocean Rig UDW. Mr. Economou is a member of ABS Council, Intertanko Hellenic Shipping Forum and Lloyds Register Hellenic Advisory Committees. Since 2010, Mr. Economou has also been a member of the board of directors of Danaos Corporation. Apart from his shipping interests, Mr. Economou has also invested in real estate. Mr. Economou is a graduate of the Massachusetts Institute of Technology and holds both a Bachelor of Science and a Master of Science degree in Naval Architecture and Marine Engineering and a Master of Science in Shipping and Shipbuilding Management.

Harry Kerames was appointed to the Company's board of directors on July 29, 2009. Mr. Kerames has over 21 years of experience in the transportation industry. Mr. Kerames has been the Managing Director of Global Capital Finance, where he was responsible for the firm's shipping practice. Prior to joining Global Capital Finance in 2006, he was the Chief Marketing Officer at Charles R. Weber Company Inc., where he brokered the freight derivative business, and co-founded a freight derivatives hedge fund. Mr. Kerames has also held various directorships, senior level marketing positions, and consultative roles with Illinois Central Railroad, Genstar Corporation, Motive Power Industries, Hub Group Distribution Services, and Ship and Transportation Equipment Finance and Oceanfreight Inc. Mr. Kerames is a member of the Baltic Exchange, the Hellenic American Chamber of Commerce and the Connecticut Maritime Association. Mr. Kerames graduated with a Bachelor of Science from the University of Connecticut.

Vassilis Karamitsanis was appointed to the Company's board of directors on July 29, 2009. Mr. Karamitsanis is an attorney and a founding partner of SigmaKappaSigma Law Offices. From 2007 to 2009, Mr. Karamitsanis was the head of the legal department at Karouzos Construction & Development Group. Mr. Karamitsanis has also previously served as a legal advisor to Dimand Real Estate Development and LPSA Consultants S.A. and has served as a special advisor to the Hellenic Ministry of Health & Welfare. He is a member of the Athens Bar Association and practices real estate, corporate, domestic and international contracting, telecommunications, and energy law. Mr. Karamitsanis graduated from Athens College Lyceum and received his law degree from Aristotle University of Thessaloniki. He also holds a postgraduate degree in Economic Analysis of Law from Erasmus University of Rotterdam and a postgraduate degree in Economic Analysis of Institutions from University Aix-Marseille III, Aix-en-Provence.

Required Vote.  Approval of Proposal One will require the affirmative vote of a plurality of the votes cast at the Meeting by the holders of the Voting Shares entitled to vote thereon.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE IN FAVOR OF THE PROPOSED DIRECTORS.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF THE PROPOSED DIRECTOR UNLESS A CONTRARY VOTE IS SPECIFIED.

PROPOSAL TWO

APPROVAL OF APPOINTMENT OF

INDEPENDENT AUDITORS

The board of directors is submitting for approval at the Meeting the selection of Ernst & Young (Hellas) Certified Auditors Accountants S.A. ("Ernst & Young"), as the Company's independent auditors for the fiscal year ending December 31, 2011.

Ernst & Young has advised the Company that the firm does not have any direct or indirect financial interest in the Company, nor has such firm had any such interest in connection with the Company during the past three fiscal years other than in its capacity as the Company's independent auditors.

All services rendered by the independent auditors are subject to review by the Audit Committee.

Required Vote.  Approval of Proposal Two will require the affirmative vote of a majority of the Voting Shares represented at the Meeting.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR APPROVAL OF THE APPOINTMENT OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2011.  UNLESS REVOKED AS PROVIDED ABOVE, PROXIES RECEIVED BY MANAGEMENT WILL BE VOTED IN FAVOR OF SUCH APPROVAL UNLESS A CONTRARY VOTE IS SPECIFIED.

SOLICITATION

The cost of preparing and soliciting proxies will be borne by the Company.  Solicitation will be made primarily by mail, but shareholders may be solicited by telephone, e-mail, or personal contact.  We have retained Okapi Partners LLC ("Okapi Partners") as our proxy solicitor in connection with the Meeting.  If you have any questions or need assistance in voting your proxy, please contact Okapi Partners at the toll-free number or email address listed below.

Okapi Partners LLC
437 Madison Avenue, 28th Floor
New York, New York 10022
(212) 297-0720
Toll Free:  (877) 274-8654
info@okapipartners.com.

EFFECT OF ABSTENTIONS

Abstentions will not be counted in determining whether Proposals One or Two have been approved.

OTHER MATTERS

No other matters are expected to be presented for action at the Meeting.  Should any additional matter come before the Meeting, it is intended that proxies in the accompanying form will be voted in accordance with the judgment of the person or persons named in the proxy.

By Order of the Board of Directors
Iro Bei Secretary

August 10, 2011
Athens, Greece